Great-West Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

August 13, 2019

VIA EDGAR

Mark Cowan

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Great-West Funds, Inc. (“Registrant”)

Pre-Effective Amendment No. 2 to Registration Statement on Form N-14

File No. 333-232139

Dear Mr. Cowan:

Filed herewith is pre-effective amendment no. 2 (“Amendment No. 2”) to the above referenced registration statement filed on behalf of Great-West Funds, Inc. (“Great-West Funds” or “Registrant”).

Amendment No. 2 reflects changes in response to comments of the Commission staff (“Staff”) to Registrant’s Pre-Effective Amendment No. 1 filed on July 12, 2019. Amendment No.2 also reflects changes in response to accounting comments of the Staff to Registrant’s Registration Statement on Form N-14 filed on June 14, 2019.

The N-14 filing was filed to notify shareholders of a special meeting to consider and approve the merger of the Great-West T. Rowe Price Equity Income Fund (“Target Fund”) into the Great-West Large Cap Value Fund (“Acquiring Fund”).

RESPONSES TO STAFF COMMENTS

For your ease of reference, set forth below is each Staff comment, received on July 17, 2019 with regard to disclosure comments, and on July 15, 2019 with respect to financial/accounting comments, followed by Great-West Funds’ response. Capitalized terms not defined in this letter have the meanings given them in the N-14 Registration Statement.

Disclosure Comments

Comment No. 1

Question and Answers #2 – Why has this Reorganization been proposed for the Target Fund. Please explain the third paragraph better. If the underlying fund fees of the Institutional Class are lower, why isn’t that reflected in expenses? Staff notes that it is hard to explain why the Board approved a merger where the Acquired Fund fees and expenses are so much higher for one share class (20 basis points).

Response

Comment complied with by revising the disclosure and referring to the question “Will this Reorganization result in new or higher fees for shareholders of Institutional Class shares of the Target Fund?”

Registrant acknowledges that the underlying fund fees of the Institutional Class of the Acquiring Fund are not lower than those incurred by the Institutional Class of the Target Fund. However, Registrant notes that the only shareholders of the Institutional Class shares of the Target Fund as of the Closing Date are the Asset Allocation Funds, which are funds-of-funds. Registrant further notes that the Asset Allocation Funds currently pay 0.62% in underlying fund fees on a blended basis to invest in the Institutional Class shares of the Target Fund and the Institutional Class shares of the Acquiring Fund. Following the Reorganization, the Asset Allocation Funds will pay 0.61% to invest in the Institutional Class shares of the Acquiring Fund. As such, although the Institutional Class shares of the Acquiring Fund have a higher total expense ratio than the Institutional Class shares of the

Target Fund, the sole shareholders of the Institutional Class shares of the Target Fund will benefit from lower underlying fund fees and expenses as a result of the Reorganization.

Comment No. 2

Initial page of Proxy Statement/Prospectus, Incorporation by Reference section. The class specific information as to Investor Class II and anything else being amended for the Acquiring Fund in the current 485(a) filing should be included in the N-14 Statement of Additional Information.

Response

Registrant represents that information regarding the Investor II Class shares as well as any other information being amended for the Acquiring Fund in the current 485(a) filing is included in the N-14 Proxy Statement/Prospectus.

Comment No. 3

Summary, page 1. Consider changing the first sentence of the first paragraph to read: “The following is a summary of the more complete information contained in this Proxy Statement/Prospectus.”

Response

Comment complied with by revising the sentence as suggested.

Comment No. 4

Summary, page 1. In the second paragraph, please delete the reference to the Acquiring Fund’s prospectus as it is no longer being provided or incorporated by reference.

Response

Comment complied with by deleting the reference to the Acquiring Fund’s prospectus.

Comment No. 5

Background, page 1. For clarity, please identify the existing classes of the Target Fund and that the Target Fund Institutional Class will be going to the Acquiring Fund’s Institutional Class and the Target Fund’s Investor and L Classes will be going into the Acquiring Fund’s Investor II Class. In order to accomplish this, Staff suggests moving the first paragraph in the Reorganization section to the Summary section.

Response

Comment complied with by moving the first paragraph in the Reorganization section to the Summary section. Registrant also included a table showing which share class of the Target Fund will be reorganizing into which share classes of the Acquiring Fund.

Comment No. 6

Background, page 1. Staff notes that it does not believe the last sentence of the first paragraph is an accurate statement. Staff notes that the Acquiring Fund is more expensive even after waivers and limitation, which needs to be made clear throughout the filing. Staff notes that the fee reductions and expense limitation for Institutional Class shareholders is only for a year-and-a-half, and that the advisory fee for the Acquiring Fund is higher than the Target Fund even with the fee reduction. Staff notes that the Expense Cap does not benefit existing shareholders of the Acquiring Fund since only Target Fund shares are going into the Investor II Class which has the Expense Cap. Staff requests that the disclosure be revised.

Response

Registrant revised the disclosure to clarify why GWCM believes the Reorganization is in the best interests of both Funds. Registrant notes that the Investor II Class shares of the Acquiring Fund are not more expensive than Investor Class and Class L shares of the Target Fund after waivers and limitations. Registrant acknowledges that the Institutional Class shares of the Acquiring Fund have a higher total expense ratio than the Institutional Class shares of the Target Fund. However, as explained in response to Comment No. 1 above, GWCM believes the shareholders of the Institutional Class shares of the Target Fund, each of which is an Asset Allocation Fund, will ultimately pay lower total underlying fund fees as a result of investing solely in the Institutional Class shares of the Acquiring Fund when compared to the weighted average expense ratio of the Asset Allocation Funds’ investment in the Institutional Class shares of both the Target Fund and the Acquiring Fund. Registrant has revised all applicable disclosure to clarify that the expense limitations are not permanent and that the Expense

Cap is subject to termination if the investment advisory agreement between Great-West Funds and GWCM is terminated.

Comment No. 7

Background, page 1. Please consider revising the term “Management Fee” or please explain why Registrant is using this term instead of “advisory fee”.

Response

Comment complied with by using the term “advisory fee” throughout the filing.

Comment No. 8

Background, Institutional Class Shares of the Acquiring Fund, page 1. Is this paragraph necessary in light of the Expense Limitation Agreement?

Response

Registrant believes the section entitled “Institutional Class Shares of the Acquiring Fund” is necessary to clearly explain the impact of the Reorganization on shareholders of Institutional Class shares of the Target Fund that will become shareholders of Institutional Class shares of the Acquiring Fund.

Comment No. 9

Background, Expense Limitation Agreement Application to All Share Classes of the Acquiring Fund, page 1. Please consider providing a carve out for the Investor Class.

Response

Registrant notes that the Expense Limitation Agreement applies to all share classes of the Acquiring Fund, including the Investor Class shares.

Comment No. 10

Background, Expense Cap on Investor II Class Shares of the Acquiring Fund, page 2. Regarding the 0.81% Expense Cap, please clarify if the Expense Cap is subject to the same exclusions as the Expense Limitation Agreement noted above.

Response

Registrant notes that the Expense Cap survives the termination of the Expense Limitation Agreement. In general, GWCM has no ability to terminate the Expense Cap except upon termination of the investment advisory agreement between Great-West Funds and GWCM. Comment complied with by revising the disclosure to state that the Expense Cap terminates upon termination of the aforementioned investment advisory agreement.

Comment No. 11

The Reorganization, page 2. Please consider moving this paragraph to the beginning of the Summary section on page 1.

Response

Comment complied with by moving this paragraph to the beginning of the Summary section.

Comment No. 12

Reasons for the Proposed Reorganization, page 2. Please provide disclosure as to why the Board thought it was appropriate for the Institutional Class of the Target Fund to merge into a more expensive fund.

Response

See response to Comment No. 1 above and revised disclosure in the N-14 Proxy Statement/Prospectus.

Comment No. 13

Distribution, Purchase, Redemption, Exchange of Shares and Dividends, page 3. With regard to statements in the first paragraph that the Target Fund’s Institutional Class shares are currently closed to new Permitted Accounts and to new contributions by existing Permitted Accounts, Staff states that it isn’t clear whether Asset Allocation Funds are the only entities that can invest in the class, and whether the class is closed to all new Permitted Accounts and new contributions by existing Permitted Accounts. Staff requests that Registrant clarify.

Response

Comment complied with by revising the disclosure to clarify that the Target Fund’s Institutional Class shares are closed to all new Permitted Accounts and new contributions by existing Permitted Accounts, and that the Institutional Class shares only remain available to the Asset Allocation Funds.

Comment No. 14

Comparison of the Funds, page 3. Staff requests this be part of the Summary section and Principal Risks should also be part of the Summary Section and before the Fee Table.

Response

Comment complied with by adding the narrative comparison of the Funds, including the narrative summary related to Principal Risks, to the Summary section. Registrant notes that the order of the information is consistent with the order of information in Item 3 of Form N-14.

Comment No. 15

Comparison of the Funds, page 3. Regarding the investment strategy of the Acquiring Fund, please disclose the new investment strategy after Closing since that is what is relevant to Target Fund investors when voting on whether to merge into the Acquiring Fund.

Response

Comment complied with by revising the disclosure to make it clear that the disclosure reflects the investment strategy of the Acquiring Fund subsequent to the Reorganization.

Comment No. 16

Comparison of the Funds, page 3. Regarding the last sentence of the first paragraph, please describe the investment strategy of the Acquiring Fund; Staff notes that Target Fund shareholders need to know what the strategy is before voting on the Reorganization.

Response

Comment complied with by revising the disclosure.

Comment No. 17

Comparison of the Funds, page 3. Regarding the last sentence of the second paragraph, please clarify this is up to 20% of the Fund’s total assets.

Response

Comment complied with by revising the disclosure as suggested.

Comment No. 18

Fees and Expenses, page 4. Please delete assumption (i).

Response

Comment complied with be deleting assumption (i).

Comment No. 19

Annual Fund Operating Expenses table, page 4. Please delete the “Acquiring Fund as of 12/31/2018” column as it is not relevant.

Response

Comment complied with by deleting the identified column.

Comment No. 20

Annual Fund Operating Expenses table, page 4. With regard to Footnote 1, Staff notes the fees should not be estimated unless a different expense is applicable to this class.

Response

Registrant notes that the Other Expenses for the Acquiring Fund’s Investor II Class and Class L shares are estimated because neither class has commenced operations. The Acquiring Fund is not new, so estimates of Investor II Class and Class L expenses are based on the actual expenses of existing share classes of the Acquiring Fund adjusted to reflect the estimated assets of the Investor II Class and Class L shares.

Comment No. 21

Annual Fund Operating Expenses table, page 5. Please delete Footnote 3.

Response

Comment complied with by deleting Footnote 3.

Comment No. 22

Annual Fund Operating Expenses table, page 5. With regard to Footnote 5, please indicate if the 0.81% Expense Cap is subject to any exclusions.

Response

Comment complied with by disclosing the circumstances under which the Expense Cap may be terminated.

Comment No. 23

Expense Fee Example table, page 5. Please delete the “Acquiring Fund” column.

Response

Comment complied with by deleting the “Acquiring Fund” column.

Comment No. 24

Principal Investment Strategies, page 6. Please delete information regarding the Principal Investment Strategies of the Acquiring Fund prior to the Closing Date.

Response

Comment complied with by deleting information regarding the Principal Investment Strategies of the Acquiring Fund prior to the Closing Date.

Comment No. 25

Principal Investment Strategies table, page 6. With regard to the “Principal Investment Strategies – Acquiring Fund as of Closing Date” column, Staff notes Item 5 to Form N-14 requires information required by Item 9(b) of Form N-1A be provided as well. To the extent disclosure from this section is missing, please include it here or in a separate section.

Response

Comment complied with by including Item 9(b) information under the heading “More Information About the Acquiring Fund’s Investment Strategies.”

Comment No. 26

Principal Investment Strategies table, page 6. Please delete the “Principal Investment Strategies – Acquiring Fund as of April 30, 2019” column.

Response

Comment complied with by deleting the column identified.

Comment No. 27

Principal Investment Risks, page 8. The principal risks appear in alphabetical order. Please order the risks to prioritize those that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response

Comment complied with by ordering the risks as requested.

Comment No. 28

Principal Investment Risks, page 8. Delete the disclosure related to the principal investment risks of the Acquiring Fund as of April 30, 2019.

Response

Comment complied with by deleting the identified disclosure.

Comment No. 29

Advisory Fees, page 11. In paragraph three, please indicate if the Investor II Class is an exception to the ability to recoup expenses under the Expense Limitation Agreement.

Response

Comment complied with by revising the disclosure as requested.

Comment No. 30

Advisory Fees, page 11. In paragraph four, please indicate if the 0.81% Expense Cap excludes the exception noted in Staff Comment No. 29.

Response

Registrant respectfully notes that the current disclosure includes the following statement: “GWCM may not recoup fee waivers and expense reimbursements attributable to the Expense Cap.”

Comment No. 31

Advisory Fees, page 11. In the second from last paragraph, add the sentence “There will be no recoupment after the Closing”.

Response

Comment complied with by adding the requested disclosure.

Comment No. 32

Purchase and Sale of Fund Shares, page 12. In the last sentence of paragraph four, state the Expense Cap in place for Investor II Class investors who were shareholders of the Target Fund will not be changed.

Response

Comment complied with by adding the requested disclosure.

Comment No. 33

The Prosposed Reorganization, page 17. Staff notes the first two paragraphs include duplicative disclosure; please consider deleting sentences two and three of paragraph one.

Response

Comment complied with by deleting the second and third sentences of paragraph one.

Comment No. 34

Investment Performance and Portfolio Management, page 24. Please reconcile the discussion regarding the Acquiring Fund outperforming its benchmark and peers for the three- and five-year periods, and the Target Fund outperforming its benchmark and peers for the three-year period.

Response

Registrant does not believe the disclosure requires reconciling. The Acquiring Fund outperformed the Target Fund over the one-, three- and five-year periods. The Acquiring Fund outperformed the benchmark and its Morningstar peer group for the three- and five-year periods, while the Target Fund outperformed the benchmark and its Morningstar peer group for the three-year period. The disclosure is as follows:

“The Board noted that the Acquiring Fund outperformed the Target Fund for the one-, three- and five-year periods. In addition, the Board noted that the Acquiring Fund outperformed the benchmark and peers for the three- and five-year periods reviewed, and the Target Fund outperformed the benchmark and peers for the three-year period.”

Comment No. 35

Fees and Expense Ratios, page 25. Staff notes the Expense Cap is not permanent as disclosed previously based on the sentence that states “…and that the expense cap on the Investor II Class shares of the Acquiring Fund may be terminated only upon termination of the Acquiring Fund’s advisory agreement with GWCM or by Great-West Funds.” Please reconcile.

Response

Comment complied with by reconciling disclosure throughout.

Comment No. 36

Statement of Additional Information. Staff notes the Statement of Additional Information, dated April 30, 2019, as it relates to the Acquiring Fund should not be incorporated by reference.

Response

Registrant notes that General Instruction G to Form N-14 permits incorporation by reference of the Statement of Additional Information. Pursuant to General Instruction G, the Statement of Additional Information will accompany the registration statement filed with the Commission. Registrant represents that information regarding the Investor II Class shares as well as any other information being amended for the Acquiring Fund in the current 485(a) filing is included in the N-14 Proxy Statement/Prospectus.

Accounting Comments

Comment No. 1

Capitalization Table, page 20. Staff notes Pro Forma Adjustments should be the same as those presented in the Pro Forma Statement of Assets and Liabilities. Along with those adjustments, please provide the same footnotes in the Statement of Assets and Liabilities to the capitalization table explaining those adjustments. Additionally, please make sure the table is mathematically accurate; currently there are some areas that do not sum correctly.

Response

Comment complied with by revising the Pro Forma Adjustments to be the same as those presented in the Pro Forma Statement of Assets and Liabilities; by providing the same footnotes in the Statement of Assets and Liabilities to the capitalization table explaining those adjustments; and by revising the capitalization table to ensure it is mathematically accurate.

Comment No. 2

Pro Forma Financial Statements – Schedule of Investments. Please identify, via footnote, the securities that are planned to be sold in connection with the Reorganization.

Response

Comment complied with by identifying via footnote, the securities that are planned to be sold in connection with the Reorganization.

Comment No. 3

Pro Forma Financial Statements – Schedule of Investments. Staff notes the column amount disclosed for Total Convertible Preferred Stock is not accurate; it is the same amount as the column for the Common Stock. Please review and update accordingly so the total cost presented matches the Statement of Assets and Liabilities.

Response

Comment complied with by revising the amount disclosed for Total Convertible Preferred Stock so the total cost presented matches the Statement of Assets and Liabilities.

Please direct any question or comment regarding Amendment No. 2 to me at (303) 737-4675.

Sincerely,

/s/ Ryan L. Logsdon

Ryan L. Logsdon

Vice President, Counsel & Secretary

Enclosures